[TELEMIG CELULAR
Joao Cox                     | Leonardo Dias                      LOGO OMITTED]
Chief Financial Officer      | Investors Relations Manager
& CEO of Operating Company   | Ldias@telepart.com.br
Jcox@telepart.com.br         | Phone: (55 61) 429-5673
Phone: (55 61) 429-5600




TELEMIG CELULAR PARTICIPACOES S.A.
REPORTS THIRD QUARTER 2003 RESULTS

- EBITDA of R$124 million for the quarter, the highest ever achieved
- Client base increased by 7% quarter-over-quarter
- Postpaid base increased by 12,761 clients for the quarter
- Year-to-date positive free cash flow of R$289 million leading to a negative net debt of R$117 million
- Year-to-date net income increased by 389% when compared to the first nine months of 2002



Brasilia, October 22, 2003 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its third quarter 2003 results. The Company registered 135,635 new customers for the quarter, increasing the client base to 2,170,117. EBITDA reached R$124 million in 3Q03, representing 49% of net service revenues.


Operating Highlights:

Net additions of 135,635 customers in 3Q03
--------------------------------------------------------------------------------

The Company's customer base reached 2,170,117 during the third quarter of 2003. Quarter-over-quarter, this represents a 6.7% increase. Year-over-year, this represents a 20% increase in the client base.

Net additions increased 77% and 78% when compared to the 3Q02 and the 2Q03, respectively, amounting to 135,635 for the quarter. This increase is explained by the significant growth in the prepaid client base, which was largely related to the change in the disconnection policy implemented in the beginning of the year, increasing the total disconnection period to 240 days from 150 days. For the third quarter of 2003, prepaid net additions were 122,874, bringing the total prepaid base to 1,489,674 or 69% of the total base. The postpaid base increased by 12,761 customers, ending the quarter with 680,443 customers, or 31% of the total base.

                               CLIENT BASE (000s)

                     3Q02        4Q02        1Q03        2Q03        3Q03

     Prepaid        1,152       1,266       1,309       1,367       1,490
     Postpaid         656         657         649         668         680
     Total          1,809       1,923       1,958       2,034       2,170


www.telemigholding.com.br

Churn rate improvement
--------------------------------------------------------------------------------

For the third quarter of the year, the blended annualized churn rate decreased to 19% from the 30% registered in the 2Q03 due to improvements in prepaid churn rates. The annualized prepaid churn rate decreased to 17% from the 34% reported for the previous quarter as a direct result of the above-mentioned change in the disconnection policy. This change resulted in limited prepaid churn rates for the months of June, July and August. For the fourth quarter, prepaid churn rates are expected to reach levels similar to those experienced in the first quarter of the year. For the postpaid segment, churn rates remained fairly stable at 22% when compared to the 21% registered in the previous quarter.

                     CHURN                                      CHURN

            3Q02   4Q02   1Q03    2Q03    3Q03                    9Mo02  9Mo03

Postpaid     28%    30%    25%     21%     22%         Postpaid     30%    23%
Prepaid      42%    35%    40%     34%     17%         Prepaid      45%    30%
Blended      37%    33%    35%     30%     19%         Blended      39%    28%


Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$252.6 million for the quarter, an increase of R$8.3 million over the previous quarter, due to the 12% increase in total outgoing traffic. Year-over-year, net service revenues increased by 15%. Net equipment revenues totaled R$24.4 million, an increase of 32% when compared with the 2Q03. This increase was related to higher equipment sales and to lower handset subsidies on acquisitions during the Fathers' Day sales campaigns. As a result, total net revenues were R$277.1 million for the quarter, 5% higher when compared with the previous quarter and 15% higher when compared to same quarter of 2002.

For the 3Q03, handset subsidies for client acquisitions were R$1.6 million or R$6.8 per gross addition, substantially lower than the R$21.9 registered in the previous quarter. This steep decrease can be explained by the lower average handset inventory cost related to a weakening Dollar, and to sales campaign efforts that focused more on service offerings rather than on handsets discounts.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the 3Q03 totaled R$71.2 million, 9% higher when compared with the previous quarter. This difference is largely related to the increase in outgoing traffic that led to higher interconnection costs.

Selling and marketing expenses for the quarter totaled R$37.6 million, up 5% quarter-over-quarter, due to higher promotions and advertising expenses in the quarter. However, when compared year-over-year, selling and marketing expenses were 17% lower.

Customer acquisition cost for the third quarter of 2003 increased to R$130 from the R$116 reported in the 2Q03. This can be primarily attributed to higher advertising expenses in the period and to higher Fistel activation fees related to the significant increase in net additions. Retention costs, as a percentage of net service revenues, for the 3Q03 were 7.9%.


www.telemigholding.com.br                                    3Q03 Results - 2/11

G&A remained stable at 5% of service revenues when compared to the previous quarter amounting to R$13.7 million, and were considerably lower than the 8% registered for the same quarter during the previous year.

Bad debt as a percentage of net service revenues remained low at 1.8%, increasing by 0.5 p.p. when compared to the previous quarter. When calculated against total net revenues, bad debt reached 1.6% during the 3Q03 compared to 1.2% in the previous period.

Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for 3Q03 totaled 195, which represented a 4% increase when compared to the 188 registered in the previous quarter. This increase is associated with seasonality and with the Fathers' Day sales campaign, as a result of a promotion allowing every new client to choose two Telemig Celular clients to call for free for five months, with a limit of 60 minutes a day. This promotion was in place until the end of August. The higher usage in the 3Q03, specifically in terms of outgoing traffic (8% increase), led to a 4% increase in postpaid ARPU, that reached R$80.1 compared to the R$77.3 registered in the second quarter of 2003. It is worth mentioning that this is the sixth consecutive quarter with improvements in postpaid ARPU.

Prepaid MOU decreased in the quarter to 46 from the 51 reported in the previous quarter. This difference in usage was explained by the decrease in incoming minutes, which is partially related to the strong increase in the client base. Prepaid ARPU decreased to R$18.4 in the 3Q03 compared to the R$20.4 reported in the 2Q03.

As a result, blended ARPU decreased to R$38.1 compared to the R$39.3 registered in the 2Q03.

                     ARPU (R$)                                  ARPU (R$)

            3Q02   4Q02   1Q03    2Q03    3Q03                    9Mo02  9Mo03

Postpaid    69.7   71.0   73.2    77.3    80.0        Postpaid    67.0   76.9
Prepaid     21.3   22.0   20.5    20.4    18.0        Prepaid     20.8   19.7
Blended     39.5   29.0   38.1    39.3    38.0        Blended     39.5   38.4



Market share estimated at 60%
--------------------------------------------------------------------------------

Market share was estimated at 60% compared to the 61% registered in the previous quarter. Gross sales share for the 3Q03 was an estimated 52%, improving from the 50% reported for the second quarter.

EBITDA margin of 49.0% of service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2003 reached R$123.9 million and 49.0%, respectively, compared to the R$122.1 million and 50.0% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$355.0 million and 48.7%, respectively. When compared to 2002 year-to-date figures, EBITDA increased by 20% or R$60 million.


www.telemigholding.com.br                                    3Q03 Results - 3/11

           EBITDA (R$ millions)                           EBITDA (R$ millions)

            3Q02   4Q02   1Q03    2Q03    3Q03                    9Mo02  9Mo03

EBITDA      98.7   98.9   109.0   122.1   123.9        EBITDA     294.6  355.0
EBITDA                                                 EBITDA
 Margin     44.9%  43.2%   47.0%   50.0%   49.9%        Margin     46.0%  48.7%


Depreciation and amortization
--------------------------------------------------------------------------------

For the 3Q03, depreciation and amortization reached R$46.9 million, in line with the previous quarter.

Year-to-date net financial income of R$31.4 million
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                               R$ millions
--------------------------------------------------------------------------------
                                          3Q03             YTD
--------------------------------------------------------------------------------
Interest Expense (a)                     (22.1)          (180.4)
--------------------------------------------------------------------------------
Interest Income (b)                       39.6            104.9
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)          (8.9)           106.9
--------------------------------------------------------------------------------
Net Financial Income (Expense)             8.6             31.4
--------------------------------------------------------------------------------
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

--------------------------------------------------------------------------------
                                                                 R$ millions
--------------------------------------------------------------------------------
                                                                3Q03      YTD
--------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency        (16.9)     78.9
--------------------------------------------------------------------------------
Gain (loss) on hedging operations                               (3.3)   (117.3)
--------------------------------------------------------------------------------
Sub-total                                                      (20.2)    (38.4)
--------------------------------------------------------------------------------
Expense related to debt denominated in Reais                    (5.3)    (16.7)
--------------------------------------------------------------------------------
Financial expense (debt related)                               (25.4)    (55.1)
--------------------------------------------------------------------------------
Net financial expense (not related to debt)**                   (1.3)     (6.8)
--------------------------------------------------------------------------------
Sub-total                                                      (26.8)    (61.9)
--------------------------------------------------------------------------------
Interest income - cash investing activities                     35.4      93.4
--------------------------------------------------------------------------------
Net Financial Income (Expense)                                   8.6      31.4
--------------------------------------------------------------------------------
*  Net of PIS/COFINS on interest income.
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF


www.telemigholding.com.br                                    3Q03 Results - 4/11

Negative net debt of R$116.6 million
--------------------------------------------------------------------------------

As of September 30, 2003, the Company's indebtedness was offset by cash and cash equivalents (R$660.8 million) and accounts receivable from hedging operations (R$33.4 million), resulting in a negative net debt of R$116.6 million.

                                    NET DEBT

              3Q02        4Q02        1Q03        2Q03        3Q03

               190         106          43        (34)        (117)



Total debt of R$577.5 million
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$577.5 million: 77% denominated in foreign currencies (67% denominated in U.S. Dollars and 10% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 100% was hedged.

Year-to-date net income of R$140 million
--------------------------------------------------------------------------------

Net income for the 3Q03 totaled R$50.1 million, or R$2.890 per ADS (R$0.145 per thousand shares). Year-to-date, net income reached R$140.0 million, or R$8.076 per ADS (R$0.404 per thousand shares). When compared to the first nine months of 2002, net income increased by 389% or R$111.4 million.

Investments totaled R$16 million for the quarter
--------------------------------------------------------------------------------

During the third quarter of 2003, Telemig Celular's capital expenditures were R$16 million. Year-to-date investments totaled R$40.6 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown
--------------------------------------------------------------------------------

     ---------------------------------------------------------------------------
        CAPEX (R$ millions)        3Q02     4Q02     1Q03     2Q03     3Q03
     ---------------------------------------------------------------------------
     Network                       12.4     17.8      3.2      3.0      3.9
     ---------------------------------------------------------------------------
     IS/IT                         21.6      4.8      8.5      8.7      9.2
     ---------------------------------------------------------------------------
     Others                         2.4      0.9      0.6      0.6      2.9
     ---------------------------------------------------------------------------
     T O T A L                     36.4     23.5     12.3     12.3     16.0
     ---------------------------------------------------------------------------


Debt payment schedule
--------------------------------------------------------------------------------

                -------------------------------------------------------
                    Year               R$ millions    % denominated in
                                                      foreign currency
                -------------------------------------------------------
                2003                      85.7               75%
                -------------------------------------------------------
                2004                     203.2               58%
                -------------------------------------------------------
                2005                     227.4               65%
                -------------------------------------------------------
                2006 and beyond           61.2               97%
                -------------------------------------------------------



www.telemigholding.com.br                                    3Q03 Results - 5/11

Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$116.1 million. Year-to-date, free cash flow amounted to a positive R$289.1 million, representing an additional free cash flow of R$63.4 million when compared to the figure reported for the first nine months of 2002.

Strong financial ratios
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           Ratios                  3Q02    4Q02    1Q03     2Q03      3Q03
--------------------------------------------------------------------------------
Net Debt/EBITDA (1)                0.47    0.27    0.11    (0.08)    (0.26)
--------------------------------------------------------------------------------
Net Debt/Total Assets                10%      6%      2%     (2%)      (7%)
--------------------------------------------------------------------------------
Interest Coverage Ratio (1)         6.3     5.8     5.9      6.2       6.9
--------------------------------------------------------------------------------
Current Liquidity Ratio             2.0     1.8     2.0      2.2       2.5
--------------------------------------------------------------------------------
(1) Last twelve months


Outlook
--------------------------------------------------------------------------------

For the fourth quarter of 2003, Telemig Celular expects to maintain gross sales share at approximately 50%. Prepaid churn rates are expected to increase but the Company expects to sustain the same level of net additions as a result of the Christmas sales campaign. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for postpaid customers and remain stable for prepaid users.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of 21% to 23% by year-end.

Total capital expenditures for the year were revised and should not exceed R$70 million (excluding an eventual technological transition).

                               *******************



For additional information please contact:


    Telemig Celular Participacoes S.A.            The Global Consulting Group
               IR Team                                   Isabel Vieira
          ri@telepart.com.br                           ivieira@hfgcg.com
    Phone: 55 (61) 429-5616/5617/5673               Phone: 1 (646) 284-9432
      Fax: 55 (61) 429-5626                           Fax: 1 (646) 284-9494



This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


www.telemigholding.com.br                                    3Q03 Results - 6/11

                                                                OPERATIONAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
                                                 2002                                     2003                             Var. %
                                      3rd Quarter   4th Quarter   1st Quarter  2nd Quarter   3rd Quarter      YTD        (3Q03/2Q03)
-----------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)                 16,4          16,4          16,7         16,8          16,8         16,8        0,2%
-----------------------------------------------------------------------------------------------------------------------------------
Clients                                1.808.600     1.922.856     1.958.182    2.034.482     2.170.117    2.170.117        6,7%
  Postpaid                               656.279       656.791       649.018      667.682       680.443      680.443        1,9%
  Prepaid                              1.152.321     1.266.065     1.309.164    1.366.800     1.489.674    1.489.674        9,0%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                    73            69            66           64            61           64       -4,5%
  Prepaid                                     53            54            45           42            36           41      -14,5%
MOU Outgoing
  Postpaid                                   107           121           113          124           134          124        8,3%
  Prepaid                                     14            14            11           10            10           10        8,3%
-----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
  (Million of Minutes)                     261,5         289,4         264,0        282,6         317,3        863,9       12,3%
Total Incoming Traffic
  (Million of Minutes)                     321,3         331,6         303,6        291,3         277,9        872,9       -4,6%
-----------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User -ARPU (R$)         39,5          39,2          38,1         39,3          38,1         38,4       -3,1%
  Postpaid                                  69,7          71,2          73,2         77,3          80,1         76,9        3,7%
  Prepaid                                   21,3          21,8          20,5         20,4          18,4         19,7      -10,0%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                             46.261        47.439        51.148       53.561        58.675      163.384        9,5%
  Outgoing Traffic                        65.487        70.090        67.230       71.801        81.312      220.342       13,2%
  Incoming Traffic                        97.402       100.258       104.279      107.793       101.674      313.746       -5,7%
  Other                                   10.872        11.423         9.181       11.209        10.970       31.361       -2,1%
-----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                  220.023       229.209       231.838      244.364       252.631      728.833        3,4%
-----------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                     36,6%         32,7%         35,3%        29,8%         18,8%        27,7%     -11,0%
  Postpaid                                  28,2%         29,6%         25,3%        21,4%         22,2%        22,9%       0,8%
  Prepaid                                   41,9%         34,5%         40,2%        34,0%         17,2%        30,1%     -16,8%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                     100           143           101          116           130          118       12,4%
Retention Costs (% of net
  serv. revenues)                            9,0%          7,4%          7,8%         8,6%          7,9%         8,1%      -0,7%
CAPEX (R$ millions)                         36,4          23,5          12,3         12,3          16,0         40,6       29,8%
-----------------------------------------------------------------------------------------------------------------------------------
Number of locations served                   306           322           331          331           347          347        4,8%
Number of cell sites                         712           725           735          735           735          735        0,0%
Number of switches                            13            13            13           13            13           13        0,0%
-----------------------------------------------------------------------------------------------------------------------------------
Headcount                                  1.876        1.846          1.883        1.875         1.892        1.892        0,9%
Estimated Market Share                        68%          64%            62%          61%           60%          60%      -1,0%
-----------------------------------------------------------------------------------------------------------------------------------


www.telemigholding.com.br                                    3Q03 Results - 7/11

                                                      INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 2002                                     2003                              Var. %
                                      3rd Quarter   4th Quarter   1st Quarter  2nd Quarter   3rd Quarter        YTD      (3Q03/2Q03)
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                  282.444       295.816       295.788      311.777       333.275        940.840       6,9%
Equipment Revenues - GROSS                 24.553        37.113        25.236       22.962        30.265         78.463      31,8%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                    306.997       332.929       321.024      334.739       363.540      1.019.303       8,6%
Taxes                                     (67.105)      (73.227)      (68.441)     (71.813)      (86.480)      (226.734)     20,4%
Service Revenues - NET                    220.023       229.209       231.838      244.364       252.631        728.833       3,4%
Equipment Revenues - NET                   19.869        30.493        20.745       18.562        24.429         63.736      31,6%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                      239.892       259.702       252.583      262.926       277.060        792.569       5,4%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Services                           53.550        60.540        59.819       65.317        71.202        196.338       9,0%
Cost of Equipment                          21.659        37.973        23.752       23.442        26.019         73.213      11,0%
Selling & Marketing Expenses               45.312        44.418        33.989       35.879        37.619        107.487       4,8%
Bad Debt Expense                            2.940         3.186         4.025        3.115         4.564         11.704      46,5%
General & Administrative Expenses          17.702        14.642        21.973       13.095        13.747         48.815       5,0%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA                                     98.729        98.943       109.025      122.078       123.909        355.012       1,5%
  %                                          44,9%         43,2%         47,0%        50,0%         49,0%          48,7%     -1,0%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization                52.200        53.395        49.870       46.439        46.919        143.228       1,0%
Interest Expense (1)                       29.689        22.948        56.102      102.124        22.133        180.359     -78,3%
Interest Income                          (179.757)       21.714       (40.850)     (24.449)      (39.606)      (104.905)     62,0%
Foreign Exchange Loss                     210.396       (68.884)      (32.643)     (83.086)        8.856       (106.873)   -110,7%
Others                                      1.716         4.794         2.709        4.130         1.688          8.527     -59,1%
Income Taxes                              (11.040)       17.618        21.092       21.290        23.822         66.204      11,9%
Minority Interests                           (675)        8.120         8.432       10.040         9.988         28.460      -0,5%
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                 (3.800)       39.238        44.313       45.590        50.109        140.012       9,9%
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)           340.431.374   340.431.375   346.751.938  346.751.938   346.751.938    346.751.938       0,0%
Earnings per thousands shares (R$)         (0,011)        0,115         0,128        0,131         0,145          0,404       9,9%
Earnings per ADS (R$)                      (0,223)        2,305         2,556        2,630         2,890          8,076       9,9%
-----------------------------------------------------------------------------------------------------------------------------------

1) Interest paid: 3Q02 - R$8,927 thousand; 4002- R$30,762 thousand; 1Q03 - R$8,257 thousand; 2003- R$21,202 thousand and 3Q03 - R$5,231 thousand.




www.telemigholding.com.br                                    3Q03 Results - 8/11

                                                    BALANCE SHEET (BR GAAP)


                                                                                                            (in R$ 000)
---------------------------------------------------------------------------------------------------------------------------
                                  3Q03           2Q03                                           3Q03             2Q03
---------------------------------------------------------------------------------------------------------------------------
 Current Assets                                           Current Liabilities
 Cash & cash equivalents        660,774        585,978    Loans & Financing                    208,713         205,416
 Accounts Receivable            137,085        118,943    Loan Interest                         10,829           4,686
 Taxes Receivable                62,691         65,613    Suppliers                             57,494          69,295
 Other Assets                    32,222         40,848    Taxes Payable                         28,142          29,712
                              -------------------------
                                892,772        811,382    Dividends                             12,633          10,642
                                                          Other Current Liabilities             45,384          42,322
                                                                                             --------------------------
                                                                                               363,195         362,073

 Long-term Assets               245,529        254,260    Loans & Financing                    368,788         383,001
 Deferred Assets                      -              -    Other Long-term Liabilities           38,034          35,126
 Plant & Equipment              646,815        672,290    Minority Interest                    111,237         103,979
                                                          Shareholders' Equity                 903,862         853,753
---------------------------------------------------------------------------------------------------------------------------
                              1,785,116      1,737,932                                       1,785,116       1,737,932
---------------------------------------------------------------------------------------------------------------------------


                             DEBT POSITION (BR GAAP)

                                                                 (in R$000)
      ----------------------------------------------------------------------
                                       3Q03
         Debt      ---------------------------------------------------------
                                           Currency Basket
                       R$          US$           Index         Total
      ----------------------------------------------------------------------
      Short term      60,846     123,451        24,416        208,713

      Long Term       70,986     265,248        32,554        368,788
      ----------------------------------------------------------------------
      Total          131,832     388,699        56,970        577,501
      ----------------------------------------------------------------------


www.telemigholding.com.br                                    3Q03 Results - 9/11

                                                      CASH FLOW (BR GAAP)



                                                                                          (in R$ 000)
------------------------------------------------------------------------------------------------------
                                                                              3Q03            YTD
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                            50.109          140.012
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
 Depreciation and amortization                                               46.919          143.228
 Monetary variation and foreign exchange loss (principal)                    10.792          (99.087)
 Unrealized income on hedging operations                                      3.386          124.431
 Deferred income taxes and social charges                                    (2.597)         (12.361)
 Minority interest                                                            9.988           28.460
 Other                                                                       (1.697)             593
Changes in operating assets and liabilities                                  (5.521)         (10.699)
                                                                         -----------------------------
Net cash provided by operating activities                                   111.379          314.577
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Investing Activities
 Proceeds from sale of property, plant and equipment                          1.153            2.623
 Investment acquisition                                                         -                (50)
 Capital expenditures                                                       (16.028)         (40.622)
                                                                         -----------------------------
Net cash used in investing activities                                       (14.875)         (38.049)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Financing Activities
 Amortization of loans                                                      (21.708)        (173.406)
 Payment of dividends and interest on capital                                   -            (28.347)
                                                                         -----------------------------
Net cash provided by financing activities                                   (21.708)        (201.753)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         74.796           74.775

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Cash and cash equivalents, beginning of the period                          585.978          585.999
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                                660.774          660.774
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



www.telemigholding.com.br                                   3Q03 Results - 10/11

I) Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

                             Sum of deactivations /
         Sum of average monthly opening customers for the 3 months x 12
         ---------------------------------------------------------
                                        3

b) Churn % - year to date

                               YTD deactivations /
     Sum of avg monthly opening customers since beginning of the year x 12
     ----------------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                Number of total billable minutes for the period /
                        Average customers for the period
                -------------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
 -------------------------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

             Working Capital Variation = ( (DELTA) Current Assets -
       (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities -
        (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest -
                               (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities


www.telemigholding.com.br                                   3Q03 Results - 11/11